Evotec SE

Annual General Meeting on 10.06.2024

Voting results

TOP	Index		Number of valid votes	in % of registered capital stock	Yes-Votes	Yes-%	No-Votes	No-%	
2		Resolution discharging the members of the Management Board of liability for the 2023 financial year							
	1	Individual discharge of Mr Dr Werner Lanthaler	97,391,383	54.97	35,819,815	36.78	61,571,568	63.22	declined
	2	Individual discharge of Mr Dr Matthias Evers	101,162,944	57.09	100,849,850	99.69	313,094	0.31	passed
	3	Individual discharge of Ms Laetitia Rouxel	101,173,379	57.10	100,894,463	99.72	278,916	0.28	passed
	4	Individual discharge of Mr Dr Cord Dohrmann	101,161,229	57.09	100,882,248	99.72	278,981	0.28	passed
	5	Individual discharge of Mr Dr Craig Johnstone	101,157,867	57.09	100,889,941	99.74	267,926	0.26	passed
3		Resolution regarding formal approval of the actions of the members of the Supervisory Board for the 2023 financial year	101,001,219	57.00	97,614,165	96.65	3,387,054	3.35	passed
4		Resolution regarding the appointment of the auditor for the separate financial statements and the consolidated financial statements for the 2024 financial year, and the appointment of the auditor for any review of additional financial information during the year	101,610,459	57.35	101,511,679	99.90	98,780	0.10	passed
5		Resolution to approve the Remuneration Report 2023	101,023,270	57.02	85,741,622	84.87	15,281,648	15.13	passed
6		Resolution concerning the creation of new authorised capital with the possibility to exclude subscription rights and amendment of Article 5 (5) of the Articles of Association (Authorised Capital 2024)	101,788,337	57.45	100,429,198	98.66	1,359,139	1.34	passed
7		Resolution on amendments to the Articles of Association to adjust the terms of office, the requirements for the election of the Chairman of the Supervisory Board and his deputy and the remuneration of the Supervisory Board							
	1	Terms of office of the Supervisory Board members	101,585,842	57.33	101,503,531	99.92	82,311	0.08	passed
	2	Election of the Chairman of the Supervisory Board and his deputy	101,567,546	57.32	101,514,975	99.95	52,571	0.05	passed
	3	Supervisory Board remuneration	101,563,314	57.32	97,730,683	96.23	3,832,631	3.77	passed
8		Resolution concerning new elections to the Supervisory Board:							
	1	Individual election of Ms Prof Dr Iris Löw-Friedrich	98,012,074	55.32	90,644,756	92.48	7,367,318	7.52	passed
	2	Individual election of Mr Roland Sackers	101,798,539	57.45	95,511,384	98.36	6,287,155	6.18	passed
	3	Individual election of Ms Camilla Macapili Languille	101,804,724	57.46	96,657,103	94.94	5,147,621	5.06	passed
	4	Individual election of Ms Dr Constanze Ulmer-Eilfort	101,795,838	57.45	100,121,718	98.36	1,674,120	1.64	passed
	5	Individual election of Mr Dr Duncan McHale	101,797,770	57.45	101,690,085	99.89	107,685	0.11	passed
	6	Individual election of Mr Wesley Wheeler	101,792,588	57.45	96,244,354	94.55	5,548,234	5.45	passed
9		Resolution on the amendment of Section 15 Paragraph 4 Sentence 6 of the Articles of Association (record date)	101,565,033	57.32	101,482,778	99.92	82,255	0.08	passed

The proposed resolutions as published in the Federal Gazette on 3 May 2024 were put to the vote.